EXHIBIT 99.1

Inventiva reports 2023 Third Quarter Financial Information1

  Cash and cash equivalents at €43.8 million, short-term deposits at €0.03 million2, and long-term deposit at €5.0 million3 as of September 30, 2023, compared to €86.7 million, €1.0 million and €0.7 million as of December 31, 2022, respectively
  Revenues of €1.9 million for the first nine months of 2023, compared to €0.1 million for the same period in 2022
  Estimated cash runway expected to be extended to beginning of Q3 2024 subject to meeting the conditions precedent to the disbursement of the second €25 million tranche of the EIB loan (expected by end of 2023)4

Daix (France), Long Island City (New York, United States), November 21, 2023 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of patients with non-alcoholic steatohepatitis (“NASH”) and other diseases with significant unmet medical needs, today reported financial information for the nine months ended September 30, 2023.

Key Financial Results

As of September 30, 2023, the Company’s cash and cash equivalents amounted to €43.8 million, short-term deposits to 0.03 million2, and long-term deposit to €5.0 million3, compared to €86.7 million, €1.0 million and €0.7 million as of December 31, 2022, respectively.

The decrease in cash and cash equivalents and short-term and long-term deposits between September 30, 2023 and December 31, 2022 is mainly due to increased cash used in operating activities and reflects the 2023 planned and continued acceleration of clinical development activities mostly driven by costs associated with the NATiV3 Phase III clinical trial of lanifibranor in NASH, and, to a lesser extent, with the LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH and type 2 diabetes (“T2D”). This decrease is partially offset by the financing announced August 31, 20235.

Following the financing of €35.7 million (gross amount) consisting of a reserved capital increase and the issuance of royalty certificates announced by the company on August 31,20235, recorded by a decision of the Chairman and recorded by a decision of the Chairman and Chief Executive Officer on September 5, 2023 ("August Capital Increase"), and the receipt of the $10 million upfront payment from Hepalys Pharma, Inc. in October 2023, the Company believes, taking into account its current cost structure and forecast expenditure commitments, that its cash, cash equivalents and deposits should be sufficient to fund its operations until the beginning of the second quarter of 2024.

In addition, the Company expects to meet the financial conditions for the disbursement of the second tranche of €25 million of the loan granted by the European Investment Bank (“EIB") by the end of 2023 if it receives the anticipated $3 million milestone payment from Sino Biopharm, through its subsidiary Chia Tai Tianqing Pharmaceutical Group Co., Ltd. (“CTTQ”), upon the enrollment of the first patient in China in the ongoing pivotal Phase III clinical trial, NATiV3 (which is expected by the end of 2023).  Considering its current cost structure and forecast expenditure commitments, the Company estimates that, including the anticipated CTTQ milestone payment and disbursement of the second tranche of €25 million of the EIB loan, the Company’s cash, cash equivalents and deposits would allow the Company to fund its operations until the beginning of the third quarter of 20244.

Net cash used in operating activities amounted to (€69.0) million in the first nine months of 2023, compared to (€40.1) million for the same period in 2022. R&D expenses for the first nine months of 2023 were up 86 % compared to the same period in 2022. This increase is in line with the clinical development activities planned in 2023.

Net cash used in investing activities for the first nine months of 2023 amounted to (€3.5) million, compared to (€0.4) million for the same period of 2022. The change is mostly due to the change in deposits between both periods.

Net cash provided by financing activities for the first nine months of 2023 amounted to €30.2 million, compared to net cash provided by financing activities of €13.1 million for the same period of 2022. The increase is mainly due to the 35.7 million (gross proceeds) of the August Capital Increase. The net cash generated in financing activities in 2022 was mainly driven by the equity raised through the Company’s at-the-market program for approximately €9.4 million (gross proceeds) in June 2022, and three loan agreements with a syndicate French banks for a total amount of €5.3 million entered into in the first half of 2022. In the first nine months of 2023, the net cash used from financing activities was mainly due to loan reimbursement and medical imaging equipment debt rents.

Over the first nine months of 2023, the Company recorded a negative exchange rate effect on cash and cash equivalents of (€0.7) million, compared to a positive effect of €2.1 million for the same period of 2022, due to the evolution of EUR/USD exchange rate.

Revenues

The Company’s revenues for the first nine months of 2023 amounted to €1.9 million, stable from the first six months of 2023, compared to €0.1 million for the same period in 2022. The increase over the 2022 period is mainly due to the receipt of the first regulatory milestone payment of $2.0 million from CTTQ in July 2023. The milestone payment was triggered in May 2023 after CTTQ received the Investigational New Drug (“IND”) approval from the Chinese National Medical Products Administration (“NMPA”) to initiate the clinical development in mainland China of lanifibranor in NASH.

On September 20, 2023, the Company announced that it entered into an exclusive licensing agreement with Hepalys Pharma, Inc., a company formed by Catalys Pacific, to develop and commercialize Inventiva’s proprietary drug candidate, lanifibranor, for the treatment of NASH and potentially other metabolic diseases in Japan and South Korea. Inventiva has exercised the option to acquire 30% of the shares Hepalys Pharma for the price of 300 yen. Pursuant to the terms of this licensing agreement, Inventiva received a $10 million upfront payment from Hepalys Pharma Inc. in October 2023, and will be eligible to receive up to $231 million in milestone payments if certain clinical, regulatory and commercial conditions are met. Subject to regulatory approval, Inventiva will additionally have the right to receive tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea, if approved. Under IFRS 15, the above upfront milestone is expected to be recorded in Q4 2023, after the know-how and IP transfer in progress are fully completed.

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Next key milestones expected

  Last Patient First Visit of the NATiV3 Phase III clinical trial evaluating lanifibranor in NASH – targeted by the end of 2023
  Publication of the topline results of the LEGEND Phase IIa combination trial of lanifibranor in combination with empagliflozin in patients with NASH and T2D – targeted for the end of the first quarter of 2024

Upcoming investor conference participation

  42nd Annual J.P. Morgan Healthcare conference – January 8-11, 2024 – San Francisco

Upcoming scientific conference participation

  NASH-tag – January 4-7, 2024 – Park City

Next financial results publication

  Full-Year 2023 Revenues and cash position: Thursday, February 15, 2024 (after U.S. market close).

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH, mucopolysaccharidoses (“MPS”) and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting an oncology development candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Matthieu Benoist Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, unaudited financial results for Inventiva’s nine months ended September 30, 2023, forecasts and estimates with respect to Inventiva’s cash resources, including expectations and assumptions in connection with Inventiva’s estimated cash runway, including expected receipt of payments and satisfaction of conditions to disbursement of the second tranche of the EIB loan and the timing thereof, pre-clinical programs and clinical trials, including design, duration, timing, recruitment costs, screening and enrollment for those trials, including the ongoing NATiV3 Phase III clinical trial with lanifibranor in NASH and LEGEND Phase IIa clinical trial, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of Inventiva’s product candidates, including lanifibranor, expectations with respect to clinical development and commercialization by CTTQ and Hepalys Pharma, Inc., including with respect to potential clinical trials and regulatory approvals, expectations with respect to the benefits of the agreement with CTTQ and Hepalys Pharma, Inc., including potential acceleration lanifibranor commercialization in the event required regulatory approvals are obtained, potential regulatory submissions and approvals, achievement of milestones, potential milestone payments and potential royalties under the agreements, the rights and obligations under agreements with Hepalys Pharma Inc., including Inventiva’s right to purchase shares in the company and right of first refusal, and Inventiva’s pipeline and preclinical and clinical development plans, future activities, expectations, plans, growth, potential revenues and prospects of Inventiva, the potential receipt of the second tranche under the EIB loan and any potential transaction or receipt of additional funds, future access to the two year short term deposit, and the sufficiency of Inventiva’s cash resources and estimated cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, "possible”, “aim” and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva’s expectations with respect to the changes to the clinical development plan for lanifibranor for the treatment of NASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners’ business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, impacts and potential impacts on the initiation, enrollment and completion of Inventiva’s and its partners’ clinical trials on anticipated timelines and the state of war between Israel and Hamas and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2022 filed with the Autorité des Marchés Financiers on March 30, 2023, as amended on August 31, 2023, the Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023 and the Company’s half-year report for the period ended June 30, 2023 filed with the Securities and Exchange Commission on September 28, 2023, as amended on October 3, 2023, and the 2023 half year financial report for other risks and uncertainties affecting Inventiva, including those described from time to time under the caption “Risk Factors”. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statement.

1 Unaudited
2 Short-term deposits are included in the category “other current assets” in the IFRS consolidated statement of financial position, and are considered by the Company as liquid and easily available.
3 The long term deposit has a two year term accessible prior to the expiration of the term with a notice period of 31 days and is considered as liquid by the Company.
4 These estimates are based on the Company’s current business plan and exclude any potential milestones payable to or by the Company (other than as specified) and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based these estimate on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated. The extended estimate includes the expected €25 million second tranche of the loan agreement from the EIB, which is subject to certain conditions. The disbursement of the second tranche of €25 million is subject to, among other conditions, (i) the Company issuing warrants to EIB in accordance with the terms and conditions of the warrants agreements entered into July 1, 2022, (ii) the receipt by the Company from the date of the EIB credit facility of an aggregate amount of at least €70.0 million (as of today, the Company has received 68.5 million of euros, which includes the August 2023 financing, the Hepalys upfront payment of $10.0 million and the €18.0 million that was a condition for the disbursement of the first tranche of the EIB loan), paid either in exchange for Company shares, or through upfront or milestone payments; and (iii) operational criteria based on patient enrollment and number of sites activated in the Company’s NATiV3 Phase III clinical trial of lanifibranor in patients with NASH a condition that the company expects to meet by the end of the year.
5 Inventiva-PR-Financing-operation-EN-08-31-2023-1.pdf (inventivapharma.com)

Attachment

  Inventiva - PR - Q3 2023 CA Cash - EN - 11 21 2023 (https://ml-eu.globenewswire.com/Resource/Download/f4cafb3f-cd27-45e2-bb6d-f067ffb7c12d)